CUSIP 919904102             13D






                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 4)


                         Value Property Trust
                           (Name of Issuer)

         Common Shares of Beneficial Interest, (par value $1.00)
                    (Title of Class of Securities)


                             919904102
                           (CUSIP Number)


                           Jeffrey A. Altman
                         Peter A. Langerman
                    Franklin Mutual Advisers, Inc.
                     51 John F. Kennedy Parkway
                    Short Hills, New Jersey 07078
                           973.912.2042

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                           September 18, 1997
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or
(4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, Inc. ("FMAI")


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X]
                                                     (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    5,606,827 (See Item 5)


8.  SHARED VOTING POWER


9.  SOLE DISPOSITIVE POWER

    5,606,827 (See Item 5)


10. SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,606,827 (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    49.9%


14. TYPE OF REPORTING PERSON          IA


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Resources, Inc.


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,606,827 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    49.9%

14. TYPE OF REPORTING PERSON      HC

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles B. Johnson


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,606,827  (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    49.9%

14. TYPE OF REPORTING PERSON     HC (See Item 5)


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Rupert H. Johnson, Jr.


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,606,827 (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    49.9%

14. TYPE OF REPORTING PERSON      HC (See Item 5)

The Schedule 13D, initially filed on October 5, 1995, as amended on October 30, 1995 and November 11, 1996, is hereby amended and restated in its entirety as follows:

Item 1.  Security and Issuer

This Statement relates to the Common Shares of Beneficial Interest (the "Common Stock ") of Value Property Trust, a Maryland real estate investment trust (the "Issuer"). The Issuer's principal executive offices are located at 120 Albany Street, 8th Floor, New Brunswick, NJ 08901.

Item 2. Identity and Background

        (a) Name:

            Franklin Mutual Advisers, Inc. (FMAI)

        (b) State of Organization:

            Delaware

        (c) Principal Business:

          An investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to the Franklin Mutual Series Fund Inc.

            Address of Principal Business/Principal Office:

            51 John F. Kennedy Parkway
            Short Hills, NJ 07078

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Franklin Resources, Inc.

        (b) State of Organization:

            Delaware

        (c) Principal Business:

          A diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative, and distribution services to the open and closed-end investment companies comprising the Franklin/Templeton
          Group of Funds, Franklin Mutual Series Fund Inc., managed accounts and other investment products.

            Address of Principal Business/Principal Office:

          777 Mariners Island Blvd.
          San Mateo, CA 94404

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Charles B. Johnson

        (b) Business Address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Principal Business:

          President/Chief Executive Officer/Director/Principal
          Shareholder, Franklin Resources, Inc., Parent Company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin/Templeton Group of Funds, Franklin Mutual Series Fund Inc., managed accounts and other investment products.

          Director, FMAI, an investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to the Franklin Mutual Series Fund Inc.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Rupert H. Johnson, Jr.


        (b) Business Address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Principal Business:

          Executive Vice President/Director/Principal Shareholder, Franklin Resources, Inc., Parent Company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin/Templeton Group of Funds, Franklin Mutual Series Fund Inc., managed accounts and other investment products.

          Director, FMAI, an investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to the Franklin Mutual Series Fund Inc.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None


Item 2. Identity and Background

(a) The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of the reporting persons named above is set forth in Exhibit A hereto. To the best knowledge of the persons listed in Item 2 hereof, each person listed on Exhibit A is a United States citizen and, during the last five years, no person listed in Exhibit A attached (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein were acquired with funds of approximately $50.3 million (including brokerage commissions). All such funds were provided from investment capital of FMAI's respective advisory clients.





Item 4.  Purpose of Transaction

The securities covered by this Statement were acquired by FMAI's advisory clients for the purpose of investment. Neither FMAI nor any executive officer or director of FMAI has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of FMAI's clients for the purpose of investment.

On September 19, 1997, the Issuer announced that it had entered into a definitive agreement with Wellsford Real Property, Inc. ("Wellsford") by which Wellsford would merge with the Issuer by acquiring the Issuer's Common Stock for cash and Wellsford's common stock. On the same day, FMAI entered into a Voting Agreement (the "Voting Agreement") with Wellsford, a copy of which is attached hereto as Exhibit B and incorporated herein. Under the Voting Agreement, FMAI has agreed, among other things, to cause the shares over which it has voting power to be voted in favor of the merger upon the terms and conditions specified in the Voting Agreement.

Other than as may be limited by the Voting Agreement, FMAI may decide to purchase on behalf of its advisory clients additional shares of the Common Stock or other securities of the Issuer and may cause its advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. FMAI's advisory clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Other than as described above, neither FMAI nor any executive officer or director of FMAI, has any present plans or proposals which relate to or would result in:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(ii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(iv) any material change in the present capitalization or dividend policy of the Issuer;

(v) any other material change in the Issuer's business or corporate structure;

(vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(viii) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(ix) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

(a-b) One or more of FMAI's advisory clients is the owner of 5,606,827 shares of the Common Stock representing approximately 49.9% of the outstanding shares of Common Stock. Since FMAI's advisory contracts with its clients grant to FMAI sole voting and investment power over the securities owned by its advisory clients, FMAI may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the "1934 Act"), the beneficial owner of the securities covered by this Statement.

FMAI is a wholly-owned subsidiary of Franklin Resources, Inc. ("FRI"). Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders therefore may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI subsidiaries. However, no investment advisory personnel of FRI subsidiaries other than FMAI are involved in the investment management decisions of FMAI. Moreover, FMAI, FRI and the Principal Shareholders each disclaim any economic interest or beneficial ownership in any of the securities covered by this Statement owned by advisory clients of FRI subsidiaries.

Furthermore, FRI, FMAI, and the Principal Shareholders are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries. FRI, FMAI and the Principal Shareholders are also of the view that FRI and the Principal Shareholders are not acting as a "group" with Wellsford.

(c) Other than the Voting Agreement, there were no transactions in the shares of the Common Stock within the past sixty days.

(d) No person other than respective advisory clients of FMAI have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein. Each of Mutual Beacon Fund and Mutual Discovery Fund, each a series of Franklin Mutual Series Fund Inc., an investment company registered under the Investment Company Act of 1940, have an interest in more than five percent of the class of securities being reported herein.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

FMAI (but not FRI or the Principal Shareholders) may be considered under the Voting Agreement to be a group with Wellsford with respect to the Common Stock.

Other than as disclosed above, no persons named in Item 2 herein, nor to the best of such person's knowledge, no person named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7. Materials to be Filed as Exhibits

Exhibit A: Executive Officers and Directors of Reporting Persons
Exhibit B: September 18, 1997 Voting Agreement between FMAI and
Wellsford

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


September 24, 1997


S\LESLIE M. KRATTER




Leslie M. Kratter
Franklin Mutual Advisers, Inc.
Secretary


S\LESLIE M. KRATTER




Leslie M. Kratter
Franklin Resources, Inc.
Vice President
& Assistant Secretary


S\CHARLES B. JOHNSON
S\LESLIE M. KRATTER




By: Leslie M. Kratter
Attorney in Fact pursuant to
Power of Attorney for Charles B. Johnson
as attached to this Schedule 13D


S\RUPERT H. JOHNSON, JR.
S\LESLIE M. KRATTER




By: Leslie M. Kratter
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13D


POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\CHARLES B. JOHNSON



POWER OF ATTORNEY

RUPERT H. JOHNSON, JR. hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\RUPERT H. JOHNSON, JR.

JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on
Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

       IN WITNESS WHEREOF, the undersigned hereby execute this agreement on September 24, 1997.


S\LESLIE M. KRATTER




Leslie M. Kratter
Franklin Mutual Advisers, Inc.
Secretary


S\LESLIE M. KRATTER




Leslie M. Kratter
Franklin Resources, Inc.
Vice President
& Assistant Secretary


S\CHARLES B. JOHNSON
S\LESLIE M. KRATTER




By: Leslie M. Kratter
Attorney in Fact pursuant to
Power of Attorney for Charles B. Johnson
as attached to this Schedule 13D


S\RUPERT H. JOHNSON, JR.
S\LESLIE M. KRATTER




By: Leslie M. Kratter
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13D

Exhibit A

EXECUTIVE OFFICERS AND DIRECTORS
Name
Present Principal Occupation/Employment
Residence or Business Address


Jennifer J. Bolt
Vice President - FRI
FRI

Harmon E. Burns
Executive Vice President/Secretary/Director - FRI
Director - FMAI
FRI

Martin L. Flanagan
Senior Vice President/Chief Financial Officer - FRI
Director - FMAI
FRI

Deborah R. Gatzek
Senior Vice President/Assistant Secretary/General Counsel - FRI
Assistant Secretary - FMAI
FRI

F. Warren Hellman
Director - FRI
Partner in investment management firm
Hellman & Friedman, 1 Maritime Plaza, 12th Floor,
San Francisco, CA 94111

Donna S. Ikeda
Vice President - FRI
FRI

Charles B. Johnson
President/Chief Executive Officer/Director/Principal Shareholder -
FRI
Director - FMAI
FRI

Charles E. Johnson
Senior Vice President/Director - FRI
President of Templeton Worldwide, Inc., Investment Management
Director - FMAI
Templeton Worldwide, Inc., 500 E. Broward, Ste. 2100
Ft. Lauderdale, FL 33394

Gregory E. Johnson
Vice President - FRI
FRI

Gordon Jones
Vice President - FRI
FRI

Rupert H. Johnson, Jr.
Executive Vice President/Director/Principal Shareholder - FRI
Director - FMAI
FRI

Harry O. Kline
Director - FRI
6501 Red Hook Plaza, #201, St. Thomas, VI 00802

Leslie M. Kratter
Vice President/Assistant Secretary - FRI
Secretary - FMAI
FRI

Kenneth A. Lewis
Vice President - FRI
FRI

William J. Lippman
Senior Vice President - FRI
Franklin Advisory Services, Inc., One Parker Plaza, 16th Fl., Ft.
Lee, NJ 07024

James A. McCarthy
Director - FRI
Private Investor
101 California Street, Suite 1400, San Francisco, CA  94111

Peter M. Sacerdote
Director - FRI
Limited Partner/Chair of Investment Committee, Goldman, Sachs
Group, L.P.,
Investment banking
Goldman, Sachs & Co. 85 Broad Street, New York, NY 10004

Charles R. Sims
Treasurer - FRI

Louis E. Woodworth
Director - FRI
Private Investor/President, Alpine Corp.
Alpine Corp., 1505 7th Avenue, Seattle, WA 98119

Jeffrey A. Altman
Senior Vice President - FMAI
FMAI

James R. Baio
Treasurer - FMAI
FMAI

Elizabeth N. Cohernour
Vice President/General Counsel/Assistant Secretary - FMAI
FMAI

Robert L. Friedman
Senior Vice President - FMAI
FMAI

Raymond Garea
Senior Vice President - FMAI
FMAI

Peter A. Langerman
Chief Operating Officer/Senior Vice President/Director - FMAI
FMAI

Susan Potto
Vice President - FMAI
FMAI

Michael F. Price
Chief Executive Officer/President/Director - FMAI
FMAI

Lawrence N. Sondike
Senior Vice President - FMAI
FMAI

Leigh Walzer
Vice President - FMAI
FMAI

David Winters
Vice President - FMAI
FMAI

FRI    Franklin Resources, Inc.
       777 Mariners Island Blvd.
       San Mateo, CA 94404

Parent Company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin/Templeton Group of Funds, Franklin Mutual Series Fund Inc., managed accounts and other investment products.


FMAI   Franklin Mutual Advisers, Inc.
       51 John F. Kennedy Parkway
       Short Hills, NJ 07078

An investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to the Franklin Mutual
Series Fund Inc.

Exhibit B

                         VOTING AGREEMENT

          VOTING AGREEMENT, dated as of September 18, 1997 (this
"Agreement"), among FRANKLIN MUTUAL ADVISERS, INC. (the
"Stockholder"), WELLSFORD REAL PROPERTIES, INC., a Maryland corporation ("Parent"), and WELLSFORD CAPITAL CORPORATION, a
Maryland corporation and wholly-owned subsidiary of Parent ("Merger
Subsidiary").

          WHEREAS, Value Property Trust, a Maryland real estate investment trust (the "Company"), Parent and Merger Subsidiary propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides for, among other things, the merger of Merger Subsidiary with the Company (the "Merger");

          WHEREAS, as of the date hereof, affiliates and other advisory clients of the Stockholder own shares of common stock, par value $1.00 per share (the "Shares"), of the Company, of which 5,263,262 Shares are owned by affiliates of the Stockholder (the "Affiliate Company Shares");

          WHEREAS, as of the date hereof, certain non-affiliate advisory clients of the Stockholder own 343,565 Shares of the Company (the "Advisory Company Shares");

          WHEREAS, as a condition to the willingness of Parent and Merger Subsidiary to enter into the Merger Agreement, each of the Company, the Parent and the Merger Subsidiary has required the Stockholder to agree, and in order to induce the Company, the Parent and the Merger Subsidiary to enter into the Merger Agreement, the Stockholder has agreed, to enter into this Agreement with respect to Affiliate Company Shares and Advisory Company Shares and any Shares of the Company which may hereafter be acquired by the Stockholder or its affiliates of which the Stockholder or its affiliates has voting power (collectively, the "Future Affiliate Company Shares") or by the Stockholder's advisory clients of which the Stockholder or its affiliates has voting power (the "Future Advisory Company Shares").

          NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                             ARTICLE I

                 Section 1.1    Voting Agreement.

          (a) The Stockholder hereby agrees that during the time this Agreement is in effect, at any meeting of the stockholders of the Company, however called, and in any action by consent of the stockholders of the Company, the Stockholder shall, and shall cause its affiliates that own any Affiliate Company Shares or Future Affiliate Company Shares to, vote, including by giving the Company a valid proxy to authorize its designees to vote, the Affiliate Company Shares, Advisory Company Shares, Future Affiliate Company Shares and Future Advisory Company Shares (with regard to the Advisory Company Shares and Future Advisory Company Shares; if the Stockholder or its affiliates then have voting power with respect to such Shares): (i) in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between the Company and any person or entity or any of the Company's subsidiaries (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled.

Section 1.2 Acknowledgment. The Stockholder hereby acknowledges receipt and review of a copy of the Merger Agreement.

                             ARTICLE 2

         REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

    The Stockholder hereby represents and warrants to Parent as follows:

          Section 2.1. Authority Relative to This Agreement. The Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby have been duly and validly authorized by the Stockholder, and no other proceedings on the part of the Stockholder are necessary to authorize this Agreement or to consummate such transactions. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery by Parent and Merger Subsidiary, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms except to the extent enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by general principles governing the availability of equitable remedies.

          Section 2.2 No Conflict. (a) The execution and delivery of this Agreement by the Stockholder do not, and the performance of this Agreement by the Stockholder shall not, (i) conflict with or violate the organizational documents of the Stockholder, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Stockholder or by which the Advisory Company Shares or Affiliate Company Shares are bound or affected or
(iii) result in any breach of or constitute a default (or an event that with notice or lapse or time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Advisory Company Shares or Affiliate Company Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or the Advisory Company Shares or Affiliate Company Shares are bound or affected, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay the performance by the Stockholder of its obligations under this Agreement.

          (b) The execution and delivery of this Agreement by the Stockholder do not, and the performance of this Agreement by the Stockholder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any court or arbitrator or any governmental body, agency or official except for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by the Stockholder of its obligations under this Agreement.

          Section 2.3 Title to the Affiliate Company Shares. As of the date hereof, the Stockholder has beneficial ownership and sole and complete voting authority and investment discretion with respect to the Affiliate Company Shares. The Stockholder's voting authority and investment discretion with respect to the Affiliate Company Shares are free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreement, limitations on the Stockholder's voting rights, charges and other encumbrances of any nature whatsoever. The Stockholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Affiliate Company Shares.

          Section 2.4 Title to the Advisory Company Shares. As of the date hereof, the Stockholder has beneficial ownership and sole and complete voting authority with respect to the Advisory Company Shares. The Stockholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Advisory Company Shares.

          Section 2.5 Ownership of Affiliate and Advisory Company Shares. The Affiliate Company Shares together with the Advisory Company Shares are all the securities of the Company owned either of record or beneficially by the Stockholder and the Stockholder owns no other right or interests exerciseable for or convertible into any securities of the Company, with the exception of the options with respect to Stockholder, as a nominee of the Stockholder's advisory clients who own the Affiliate Company Shares and the Advisory Company Shares.

                             ARTICLE 3

                   COVENANTS OF THE STOCKHOLDER

          Section 3.1    No Inconsistent Agreement.  The
Stockholder hereby covenants and agrees that, except as contemplated by this Agreement, and the Merger Agreement, the Stockholder shall not enter into any agreement or grant a proxy or power of attorney with respect to the Company Shares which is inconsistent with this Agreement.

          Section 3.2. Restrictions on Transfer of Affiliate Company Shares. Restrictions on the Stockholder. During the time this Agreement is in effect, the Stockholder shall not sell, give, assign, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of (whether by operation of law or by agreement or otherwise) (each such occurrence, a "Transfer"), any Affiliate Company Shares or Future Affiliate Company Shares, or any right, title or interest therein or thereto such Affiliate Company Shares or Future Affiliate Company Shares to any person, whether a natural person or a business entity; provided that a Transfer shall not include a transfer of Affiliate Company Shares or Future Affiliate Company Shares to any advisory client of Stockholder so long as after giving effect to such transfer, the representation and warranty in Section 2.3 hereof would continue to be true, complete and correct with respect to such Affiliate Company Shares and Future Affiliate Company Shares as of the date of such transfer. Notwithstanding the foregoing, the Stockholder or its affiliates may transfer Affiliate Company Shares and Future Affiliate Company Shares to a third party provided that prior to effecting such transfer, the third party has entered into a voting agreement with the Parent in form and substance which is reasonably acceptable to Parent.

                             ARTICLE 4

             REPRESENTATIONS AND WARRANTIES OF PARENT

          Each of Parent and Merger Subsidiary has full right, power and authority to enter into and perform this Agreement and this Agreement has been duly authorized, executed and delivered by each of Parent and Merger Subsidiary and is a valid and binding agreement of each of Parent and Merger Subsidiary enforceable against each of Parent and Merger Subsidiary in accordance with its terms.

                             ARTICLE 5

                           MISCELLANEOUS

          Section 5.1    Termination.  This Agreement shall
terminate upon the termination of the Merger Agreement except that the representations and warranties contained herein shall survive the termination hereof.

          Section 5.2 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

          Section 5.3 Entire Agreement. This Agreement constitutes the entire agreement between Parent and the Stockholder with respect to the subject matter hereof and supersedes all prior agreements with understandings, both written and oral, between Parent and the Stockholder with respect to the subject matter hereof.

          Section 5.4    Amendment.  This Agreement may not be
amended except by an instrument in writing signed by the parties hereto.

          Section 5.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereby shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated.

          Section 5.6    Governing Law.  This Agreement shall be
governed by, and construed in accordance with, the laws of the State of New York regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

          Section 5.7 Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

          IN WITNESS WHEREOF, the Stockholder, Parent and Merger
Subsidiary have caused this Agreement to be duly executed on the date hereof.

                                    FRANKLIN MUTUAL ADVISERS, INC.


                                    By:       /S/_________________
                                    Name:
                                    Title:


                                    WELLSFORD REAL PROPERTIES, INC.


                                    By:       /S/_________________
                                    Name:
                                    Title:


                                    WELLSFORD CAPITAL CORPORATION


                                    By:       /S/_________________
                                    Name:
                                    Title: